KALLO INC.

675 COCHRANE DRIVE

SUITE 630

MARKHAM, ONTARIO   L3R 0B8

TEL:  (416) 246-9997

March 2, 2015

Ms. Jennifer Lopez-Molina
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Kallo Inc.
Amended Preliminary Information Statement on Schedule 14C
File February 27, 2015
File No. 000-52392

Dear Ms. Lopez:

In response to your verbal comment, please be advised as follows:

1.	The disclosure requested has been provided correcting the number of Series A Preferred shares outstanding and voting in favor the amendment to the articles of incorporation to 95,000,000 shares.

2.	A Form 8-K is being filed concurrently herewith reflecting the issuing the 95,000,000 preferred shares to 3 of the Company's directors on November 10, 2014.

Yours truly,

KALLO INC.

BY:	VINCE LEITAO
Vince Leitao, President

VL: hw

cc:The Law Office of Conrad C. Lysiak, P.S.